SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MARCH 30, 2016, DRAWN UP IN SUMMARY FORMAT.

Publicly-Held Company

Company Registry (NIRE): 35300396090

1.         Date:              May 30, 2016.

2.         Time:              02:30 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º floor.

4.         Attendance:   Benjamin Steinbruch, Léo Steinbruch, Fabiam Franklin, Yoshiaki Nakano, Fernando Perrone and Antonio Bernardo Vieira Maia – Board Members and Claudia Maria Sarti – Secretary of the Board of Directors. The meeting was held via conference call.

5.         Agenda: 6.1 - Executive Officer resignation; 6.2 – Appointment of Executive Officer that will cumulate the duties of Investor Relations; 6.3 - General Affairs.

6.         Matters Discussed: 6.1 - Executive Officer resignation - The Board of Directors acknowledged on this date the resignation presented by Mr. Paulo Rogério Caffarelli, as  Executive Officer, responsible for the corporate and Investor Relations areas of the Company, strictly due to personal reasons, which was unanimously accepted by the attending members, having been registered the vote of gratitude by the Company for Mr. Caffarelli´s dedication and the relevant services rendered during the period he worked at the Company. 6.2 - Appointment of Executive Officer that will cumulate the duties of Investor Relations – The Board of Directors appointed Mr. David Moise Salama, Brazilian, married, accountant, bearer of Identity Card (RG) No. 15.315.057-9 - SSP/PR and enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 085.725.298-45, domiciled at Av. Brig. Faria Lima nº 3400, 20º floor, in the city and state of São Paulo, Executive Officer responsible for the insurance, credit and real estate areas, cumulating, on an interim basis, the duties of Investor Relations Executive Officer. The Company’s Board of Executive Officers shall be comprised as follows: Benjamin Steinbruch – Chief Executive Officer; Enéas Garcia Diniz - Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer, Fábio Eduardo de Pieri Spina– Executive Officer, David Moise Salama – Executive Officer, cumulating the duties of Investor Relations Executive Officer. 6.3 - General Affairs. – There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved, and signed by all in attendance.

I hereby confirm that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.